Exhibit 99.26

MANAGEMENT INFORMATION CIRCULAR

AND

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF

NEXGEN ENERGY LTD.

TO BE HELD ON JUNE 7, 2016

DATED: April 29, 2016

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact NexGen Energy Ltd.’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

NEXGEN ENERGY LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of NexGen Energy Ltd. (the “Corporation” or “NexGen”) will be held on Tuesday, June 7, 2016 at 1:00 p.m. (Vancouver time) at the offices of Farris, Vaughan, Wills & Murphy LLP located on the 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, for the following purposes:

1.	to receive the audited financial statements of the Corporation for the financial year ended December 31, 2015 together with the report of the auditors thereon;

2.	to set the number of directors at six (6) members and to elect the directors of the Corporation for the ensuing year;

3.	to appoint KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving an amendment to the Corporation’s stock option plan to fix the maximum number of common shares reserved for issuance thereunder at 20% of the number of common shares of the Corporation issued and outstanding as of the effective date of the amended plan, currently expected to be 60,394,384;

5.	in the alternative to resolution #4, to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution re-approving the Corporation’s stock option plan unamended in accordance with the policies of the TSX Venture Exchange;

6.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the amended and restated stock option plan of the Corporation attached as Schedule B to the accompanying management information circular, which amendments will only become effective if the Corporation’s common shares become listed on the Toronto Stock Exchange; and

7.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular, which is deemed to form part of this notice of meeting. Please read the management information circular carefully before you vote on the matters being transacted at the Meeting.

Your vote is important regardless of the number of NexGen shares you own. Registered NexGen shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., by fax at (604) 661-9401 or by mail or hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not later than 1:00 p.m. (Vancouver time) on June 3, 2016 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed meeting.

Non-registered NexGen shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-7184 toll free (1-416-304-0211 for collect calls) or by e-mail at assistance@laurelhill.com, or your professional advisor.

DATED at Vancouver, British Columbia, this 29th day of April, 2016.

BY ORDER OF THE BOARD

“Leigh Curyer”
Leigh Curyer President & Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of NexGen Energy Ltd. (the “Corporation” or “NexGen”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on Tuesday, June 7, 2016 at the time and place and for the purposes set forth in the accompanying notice of annual and special meeting (the “Notice”). Unless otherwise stated, this Circular contains information as at April 29, 2016. References in this Circular to the Meeting include any adjournment or postponement thereof.

Unless otherwise indicated, in this Circular, all references to “$” are to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone, email or by other means of electronic communication, by directors, officers or employees of the Corporation, to whom no additional compensation will be paid. In addition, the Corporation has retained the services of Laurel Hill to solicit proxies for a fee of $30,000 plus reasonable out-of-pocket expenses. All costs of solicitation will be borne by NexGen.

Notice-and-Access

The Corporation has decided to use the notice and access mechanism (the “Notice-and-Access Provisions”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of this Circular to shareholders for the Meeting.

Under the Notice-and-Access Provisions, instead of receiving printed copies of the Circular, shareholders will receive a notice (“Notice”) with information on the Meeting as well as information on how they may access the Circular electronically and how they may vote.

The Corporation will not use the procedures known as “stratification” in relation to the use of Notice-and-Access Provisions meaning that all shareholders will receive a Notice in accordance with the Notice-and-Access Provisions.

Shareholders can request that printed copies of the Circular be sent to them by postal delivery, at no cost to them, up to one year after the date the Circular was filed on SEDAR by calling toll-free (in Canada and the United States) 1-866-243-6502 or by emailing hdevitt@nxe-energy.ca. See the accompanying Notice and Access Notification to Shareholders under the heading “How to Obtain Paper Copies of the Circular.”

Appointment of Proxyholders

The persons named in the enclosed form of proxy are executive officers of the Corporation. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be a shareholder, to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

Discretion

On any poll, the nominees named in the accompanying proxy form will vote, or withhold from voting or vote against (as applicable), your common shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying proxy form will vote at their own discretion, except where management recommends that shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of such matter.

The form of proxy confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of NexGen knows of no such amendment, variation or other matter that may come before the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, each nominee named in the accompanying proxy form intends to vote thereon in accordance with the nominee’s best judgment or as stated above.

Registered Shareholders

Registered NexGen shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions.

To vote by telephone, NexGen shareholders should call Computershare Investor Services Inc. at 1-866-732-VOTE (8683). NexGen shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the telephone voting system.

To vote over the Internet, NexGen shareholders should go to www.investorvote.com. NexGen shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as shareholders on the voting website.

To be used at the Meeting, the completed form of proxy must be deposited at the office of Computershare Investor Services Inc., by fax at (604) 661-9401 or by mail or hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not later than 1:00 p.m. (Vancouver time) on June 3, 2016 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed meeting.

Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

Non-Registered Shareholders

Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they own are not registered in their name but are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, of a self-administered RRSP, RRIF, or RESP or a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the intermediary is a participant.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed in order to ensure that the Non-Registered Shareholder’s common shares are voted at the Meeting. Often, the form of proxy supplied by a broker is identical to that provided to registered shareholders. However, its purpose is limited to instructing the intermediary/broker how to vote on behalf of the Non-Registered Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”), instead of the form of proxy. Non-Registered Shareholders are requested to complete and return the VIF to Broadridge by mail or facsimile. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website www.proxyvote.com.

The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the common shares voted. Non-Registered Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their common shares at the Meeting.

NexGen may utilize the Broadridge QuickVoteTM service to assist Non-Registered Shareholders vote their shares. Certain Non-Registered Shareholders who have not objected to NexGen knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

Broadridge then tabulates the results of all voting instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.

Non-Registered Shareholders are not entitled, as such, to vote at the Meeting in person or to deliver a form of proxy. If you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to vote in person at the Meeting or appoint someone else to attend the Meeting and vote on your behalf, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Non-Registered Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their common shares voted at the Meeting.

Revocation of Proxies

Only a registered NexGen shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the NexGen shareholder or such shareholder’s attorney authorized in writing or, if the NexGen shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the office of the Corporation’s transfer agent, Computershare Investor Services Inc. by fax at (604) 661-9401 or by mail or hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting prior to voting and, upon either of such deposits, the proxy is revoked.

Non-Registered Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective intermediaries too change their vote and if necessary revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Record Date

The board of directors of NexGen (the “Board”) has fixed April 25, 2016 as the record date, being the date for the determination of the holders of the Corporation’s common shares entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Shares Outstanding and Principal Holders

As of April 25, 2016, there were a total of 301,971,920 NexGen common shares issued and outstanding. The holders of the common shares are entitled to receive notice of, and to attend, all meetings of NexGen shareholders and to have one vote for each common share held.

To the knowledge of the directors and executive officers of the Corporation, as of the date of this Circular, no person beneficially owns, or controls or directs, directly or indirectly, 10% or more of the Corporation’s outstanding common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Corporation is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation, or is a proposed nominee for election as a director (or an associate or affiliate of such director, executive officer or director nominee) at any time since the beginning of the Corporation’s last financial year in any matter to be acted upon at the Meeting, other than the election of directors and other than as a holder or potential holder of stock options.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is unaware of any material interest, direct or indirect, of any informed person or any proposed nominee for election as a director of the Corporation (or an associate or affiliate of such informed person or director nominee) in any transaction since the beginning of the Corporation’s last financial year or any proposed transaction, which has materially affected or would materially affect the Corporation.

ELECTION OF DIRECTORS

The Board currently consists of seven directors. Mr. Feldman is not standing for re-election. Accordingly, the Corporation is requesting that the shareholders consider and, if thought advisable, approve an ordinary resolution at the Meeting to set the number of directors of the Board at six for the ensuing year.

The directors of the Corporation are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. Management proposes to nominate the persons listed below for election as directors of the Corporation to serve until their successors are elected or appointed. All six nominees are currently directors of the Corporation.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR fixing the number of directors at six and FOR the election of the six director nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table provides information on the six director nominees, including: (i) their province or state and country of residence; (ii) the date when they were appointed a director; (iii) whether they are considered to be independent; (iv) their membership on committees of the Board; (v) their principal occupation, business or employment presently and over the preceding five years; and (vi) the number of common shares and stock options beneficially owned, controlled, or directed, directly or indirectly.

Advance Notice Policy

On May 21, 2015, shareholders approved an amendment to the Corporation’s articles to implement advance notice provisions for the nomination of directors (the “Advance Notice Policy”). Under the Advance Notice Policy, a director nomination must be made, in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders, and in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. The Advance Notice Policy also sets forth the information that a shareholder must include in the notice to the Corporation. See the Advance Notice Policy which is available under the Corporation’s profile on SEDAR at www.sedar.com for full details (filed on May 26, 2015). No director nominations have been made by shareholders in connection with the Meeting under the terms of the Advance Notice Policy, and as such the only nominations for directors at the Meeting are the nominees set forth below.

Majority Voting Policy

Conditional upon listing on the Toronto Stock Exchange (the “TSX”), the Board proposes to adopt a policy which requires that each director nominee of the Corporation must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. Any director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election, promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Compensation and Governance Committee will review the circumstances of the election and make a determination as to whether or not to accept the tendered resignation. The Compensation and Governance Committee must determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. The Corporation shall promptly issue a news release with the Board’s decision, which must fully state the reason for that decision. The Compensation and Governance Committee will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The director nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy will not apply in circumstances involving contested director elections.

Leigh Curyer British Columbia, Canada Director since: April 19, 2013 Not Independent(1)

Mr. Curyer has over 19 years’ experience in the resources and corporate sector. Mr. Curyer currently serves as the Corporation’s President and Chief Executive Officer. Mr. Curyer was previously the Chief Financial Officer and head of corporate development of Southern Cross Resources Inc. (now Uranium One). In addition, from 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resources Management, assessing uranium projects worldwide for First Reserve Company, a global energy-focused private equity and infrastructure investment firm.

Mr. Curyer’s uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, including operating mines, advanced development projects and exploration prospects. Mr. Curyer is a member of Chartered Accountants Australia and New Zealand.

Board Committees
Corporate Development Committee
Principal Occupation
President and Chief Executive Officer, NexGen
Options and Common Shares (as at April 25, 2016)
	Options	Common Shares
	6,200,000	1,956,250(2)

(1)	Mr. Curyer is not independent on the basis that he is an executive officer of the Corporation.
(2)	1,856,250 held by the Curyer Family Trust.

James Currie British Columbia, Canada Director since: April 19, 2013 Independent

Mr. Currie is a mining engineer with over 37 years’ experience in the mining industry, having worked on projects in many countries around the world. He was the Chief Operating Officer for Pretium Resources Inc., from 2014 to 2016. From 2012 to 2013, Mr. Currie worked in a similar role with Kimber Resources Inc. and Elgin Mining Inc., helping them advance their projects. Prior to that, Mr. Currie worked in executive management roles for First Quantum Minerals Ltd. (2005 to 2006), Miramar Mining Corporation (2006 to 2008) and, most notably, New Gold Inc., an intermediate gold mining company (2008 to 2011), where he eventually became Executive Vice President and Chief Operating Officer. Mr. Currie has a Bachelor of Science in Mining from Queen’s University, and has been a Registered Professional Engineer in British Columbia since 1982.

Board Committees
Compensation and Governance Committee
Principal Occupation
Corporate Director
Options and Common Shares (as at April 25, 2016)
	Options	Common Shares
	1,600,000	638,293(1)

(1)	100% of these common shares are held by Anacortes Management Ltd., a private company of which Mr. Currie is the sole shareholder.

Christopher McFadden Victoria, Australia Director since: April 19, 2013 Independent

Mr. McFadden is a lawyer with 21 years’ experience in exploration and mining and is currently Manager, Business Development at Newcrest Mining Limited. Mr McFadden was previously the Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the Australian Stock Exchange. Additionally, he was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group in 2010, Mr. McFadden was a Commercial General Manager with Rio Tinto’s exploration division with responsibility for gaining entry into new projects through negotiation with government or joint venture partners, or through acquisition.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiation in challenging and varied environments. Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University.

	Board Committees
	Audit Committee; Corporate Development Committee (Chair)
	Principal Occupation
	Manager, Business Development, Newcrest Mining Limited
	Options and Common Shares (as at April 25, 2016)
	Options	Common Shares
	2,050,000	500,000

Craig Parry Victoria, Australia Director since: May 22, 2014 Not Independent(1)

Mr. Parry is a founding member of the Tigers Realm Group and was appointed to the Board of Tigers Realm Minerals Pty Ltd., Tigers Realm Metals and NexGen Energy Ltd. in 2011. Mr. Parry was appointed Chief Executive Officer of Tigers Realm Coal Limited in 2012 and acted in that capacity until 2015. As of April 1, 2016, Mr. Parry was appointed as Chief Executive Officer of IsoEnergy Ltd., currently a wholly-owned subsidiary of the Corporation.

Mr. Parry is a geologist and has been responsible for the business development activities of the Tigers Realm Group since inception in 2008. Prior to joining the Tigers Realm Group, Mr. Parry was the Business Development Manager for G-Resources Limited, responsible for mergers and acquisitions, and Principal Geologist—New Business at Oxiana Limited, responsible for strategy and business development initiatives in bulk and energy commodities. Mr. Parry also previously led exploration programs for iron ore, copper, diamonds, coal and bauxite at Rio Tinto in Australia, Asia and South America and was the principal geologist for the Kintyre Uranium project pre-feasibility study. Mr. Parry holds an Honours Degree in Geology and is a Member of the Australian Institute of Mining and Metallurgy.

	Board Committees
	Compensation and Governance Committee
	Principal Occupation
	Chief Executive Officer, IsoEnergy Ltd.
	Options and Common Shares (as at April 25, 2016)
	Options	Common Shares
	1,550,000	95,582

(1)	Mr. Parry is not independent on the basis that he is an executive officer of a wholly-owned subsidiary of the Corporation.

Richard Patricio Ontario, Canada Director since: April 19, 2013 Independent

Mr. Patricio is Chief Executive Officer and President of Mega Uranium Ltd., having been its Executive Vice President since 2005.

Until recently, Mr. Patricio was Chief Executive Officer of Pinetree Capital Ltd. He joined Pinetree in November 2005 as Vice President, Corporate and Legal Affairs. Mr. Patricio previously worked as in-house General Counsel for a senior TSX-listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions.

Mr. Patricio has built a number of mining companies with global operations and holds senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000.

	Board Committees
	Compensation and Governance Committee (Chair); Corporate Development Committee
	Principal Occupation
	Chief Executive Officer, Mega Uranium Ltd.
	Options and Common Shares (as at April 25, 2016)
	Options	Common Shares
	1,650,000	400,000

Trevor Thiele South Australia, Australia Director since: April 19, 2013 Independent

Mr. Thiele has over 30 years’ experience in senior finance roles in medium to large Australian listed companies. Mr. Thiele has also been Chief Financial Officer for companies involved in the agribusiness sector (Elders and ABB Grain Ltd., Rural Services Division) and the biotechnology sector (Bionomics Limited). In these roles he combined his technical, accounting and financial skills with commercial expertise thereby substantially contributing to the growth of each of these businesses. During this time, Mr. Thiele was actively involved in initial public offerings, capital raisings, corporate restructures, mergers and acquisitions, refinancing and joint ventures.

Mr. Thiele is currently a non-executive director of a number of non-listed Australian entities, and acts as Chairman of two of these entities.

Mr. Thiele holds a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants of Australia and New Zealand.

Board Committees
Audit Committee (Chair); Corporate Development Committee
Principal Occupation
Corporate Director
Options and Common Shares (as at April 25, 2016)
	Options	Common Shares
	1,600,000	Nil

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no proposed director:

(a)	is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity of director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer; or

(b)	is, at the date of this Circular, or has been within 10 years before the date of this Circular, a director or an executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to the knowledge of management, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

At the Meeting, shareholders will be asked to appoint auditors for the ensuing year. KPMG LLP will be nominated at the Meeting for appointment as the Corporation’s auditors at such remuneration to be fixed by the directors.

On April 11, 2016, Davidson & Company LLP, Chartered Accountants, the Corporation’s former auditors, agreed to resign and KPMG LLP was appointed as auditors of the Corporation. A copy of the “reporting package” in respect of the change of auditors is attached as Schedule A to this Circular.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the appointment of KPMG LLP as the Corporation’s independent auditors to hold office for the ensuing year with remuneration to be fixed by the Board.

APPROVAL OF THE AMENDED OPTION PLAN

The Corporation’s existing stock option plan (the “Existing Option Plan”) was last approved by shareholders at the Corporation’s annual general meeting held on May 21, 2015. The purpose of the Existing Option Plan is to promote the profitability and growth of the Corporation by facilitating the efforts of NexGen to attract and retain key individuals.

The Existing Option Plan is a “rolling” stock option plan which sets the number of common shares of the Corporation that may be reserved for issuance thereunder at any time at 10% of the issued and outstanding common shares of the Corporation calculated as at the time of the proposed option grant, less any shares reserved for issuance under any other security-based compensation plan of the Corporation.

Management proposes to amend the Existing Option Plan (as amended, the “Amended Option Plan”) by fixing the maximum number of common shares of the Corporation issuable thereunder at 20% of the number of common shares of the Corporation issued and outstanding as of the effective date of the Amended Option Plan, currently expected to be 60,394,384.

Pursuant to the policies of the TSX Venture Exchange (the “TSXV”), such amendment requires shareholder approval. In the event that the Amended Option Plan is not approved by shareholders, shareholders are being asked to simply re-approve the Existing Option Plan, unamended, in accordance with the policies of the TSXV. See “Re-Approval of the Existing Option Plan” below.

The following terms are applicable to both the Amended Option Plan and the Existing Option Plan (as applicable, the “Option Plan”):

(a)	The Option Plan is administered by the Board. The Compensation and Governance Committee is responsible for recommending for approval to the Board the number of common shares subject to each option within the guidelines established by the TSXV.

(b)	In accordance with the policies of the TSXV, the Corporation may grant options to the following persons: (i) directors, officers and employees of the Corporation; (ii) consultants to the Corporation; and (iii) a company that is wholly-owned by a person listed in (i) or (ii).

(c)	The options enable the holders to purchase common shares of the Corporation at a price fixed in accordance with the policies of the TSXV. Subject to a minimum exercise price of $0.10 per common share, the exercise price per common share for an option shall be not less than the “Discounted Market Price” as calculated pursuant to the TSXV policies, or such other minimum price as may be required by the TSXV.

(d)	The number of common shares reserved for issuance under the Option Plan and any other security based compensation arrangement in any 12 month period to any one optionee may not exceed 5% of the issued and outstanding common shares at the date of the grant.

(e)	The number of common shares reserved for issuance under the Option Plan and any other security based compensation arrangement in any 12 month period to any one consultant may not exceed 2% of the issued and outstanding common shares at the date of the grant.

(f)	The number of common shares reserved for issuance under the Option Plan and any other security based compensation arrangement in any 12 month period, in aggregate, to all persons conducting investor relations activities may not exceed 2% of the issued and outstanding common shares at the date of the grant.

(g)	The aggregate number of common shares reserved for issuance to insiders under the Option Plan and any other security based compensation arrangement may not exceed 10% of the outstanding common shares at the time of the grant.

(h)	The aggregate number of common shares reserved for issuance to insiders in any 12 month period under the Option Plan and any other security based compensation arrangement may not exceed 10% of the outstanding common shares at the time of the grant.

(i)	Every option granted under the Option Plan shall have a term not exceeding and shall therefore expire no later than 10 years after the date of grant.

(j)	Subject to the Option Plan and otherwise in compliance with the policies of the TSXV, the Board shall determine the manner in which an option shall vest and become exercisable. Options granted to consultants performing investor relations activities shall vest over a minimum of 12 months with no more than one-quarter (1/4) of such options vesting in any three-month period.

(k)	Options issued pursuant to the Option Plan may not be assigned or transferred.

(l)	If a director, officer, employee or consultant (each, a “Participant”) is terminated for cause, then each option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the expiry date and the date which is 30 days after the date of termination.

(m)	If a Participant dies prior to otherwise ceasing to be an eligible person, each option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the expiry date and the date which is 12 months after the date of the Participant’s death.

(n)	If a Participant ceases to be an eligible person other than in the circumstances set out above, each option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the expiry date and the date which is 90 days after such terminating event, always provided that the Board may allow for each option held by such Participant to terminate and cease to be exercisable on such later date following the Participant ceasing to be an eligible person as the Board in its discretion may determine is reasonable.

(o)	If any portion of an option is not vested at the time a Participant ceases, for any reason whatsoever, to be an eligible person, such unvested portion of the option may not be thereafter exercised by the Participant or its legal representative, as the case may be, always provided that the Board may, in its discretion, thereafter permit the Participant or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the option.

(p)	The Option Plan provides that if a change of control of the Corporation occurs (including a consolidation, merger, amalgamation, arrangement or acquisition which results in the holders of the Corporation’s common shares holding less than 50% of the outstanding shares of the successor corporation), all of the options issued pursuant to the Option Plan will become vested and may be exercised in whole or in part by the Participant, subject to the approval of the TSXV, if necessary.

As of the date hereof, there are options outstanding to purchase an aggregate of 26,874,446 common shares, representing approximately 8.9% of the current issued and outstanding common shares of the Corporation.

Approval Required

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the following resolution to approve the Amended Option Plan:

“BE IT RESOLVED THAT, subject to any required stock exchange approvals, the Amended Option Plan be and is hereby approved.”

The resolution may be passed by a simple majority of the shares voted by shareholders of the Corporation who vote on the matter in person or by proxy.

The Board is of the view that the Amended Option Plan will provide the Corporation with the flexibility necessary to attract and maintain the services of senior executives and other employees by offering competitive compensation relative to other companies in the industry. Accordingly, the Board recommends that shareholders vote in favour of the resolution approving the Amended Option Plan.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the approval of the Amended Option Plan.

RE-APPROVAL OF THE EXISTING OPTION PLAN

If the Amended Option Plan is not approved at the Meeting, the policies of the TSXV still require shareholder approval of the Existing Option Plan at each annual meeting of shareholders of the Corporation. See “Approval of the Amended Option Plan” above for a summary of the material terms of the Existing Option Plan. Therefore, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the following resolution re-approving the Existing Option Plan:

“BE IT RESOLVED THAT, subject to any required stock exchange approvals, the Existing Option Plan be and is hereby re-approved.”

The Board is of the view that in the event that the Amended Option Plan is not approved, the re-approval of the Existing Option Plan will continue to provide the Corporation with the flexibility necessary to attract and maintain the services of senior executives and other employees by offering competitive compensation relative to other companies in the industry. Accordingly, subject to shareholders not approving the Amended Option Plan, the Board recommends that shareholders vote in favour of the resolution re-approving the Existing Option Plan.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the re-approval of the Existing Option Plan.

Shareholders may obtain a copy of the Existing Option Plan by contacting the Corporation.

CONDITIONAL APPROVAL OF AN AMENDED AND RESTATED OPTION PLAN

The Corporation has applied to list its common shares on the TSX. Although there is no assurance that the Corporation will be successful in such application, management is of the view it is prudent to prepare for a positive result. Accordingly, in anticipation of the Corporation’s graduation to the TSX, the Board has approved the adoption of an amended and restated stock option plan (the “TSX Plan”) that will amend the Existing Option Plan such that it is consistent with security-based compensation arrangement rules of the TSX.

Under the TSX Plan, the number of common shares that may be issued on the exercise of options granted thereunder will be 20% of the number of common shares of the Corporation issued and outstanding at the time of grant (less any common shares reserved for issuance under other security based compensation arrangements). The implementation of the TSX Plan is conditional on the Corporation becoming listed on the TSX, which listing will be subject to the Corporation satisfying the TSX listing requirements, and there is no assurance that such listing will be obtained. If the Corporation does not become listed on the TSX, then the Amended Option Plan or the Existing Option Plan, as applicable and subject to shareholder approval or re-approval, will continue as the Corporation’s form of share incentive plan.

A copy of the TSX Plan is attached as Schedule B to this Circular. The following is a summary of the material terms of the TSX Plan.

Number of Securities Issuable. A maximum of 20% of the number of common shares of the Corporation issued and outstanding at the time of grant may be reserved for issuance, less any common shares reserved for issuance under other security based compensation arrangements.

Insider Participation Limit. A maximum of 10% of the Corporation’s issued and outstanding shares may be issued to insiders under the TSX Plan and under any other security based compensation arrangements of the Corporation within any one-year period, and a maximum of 10% of the Corporation’s issued and outstanding shares are issuable to insiders of the Corporation under the TSX Plan and under any other security based compensation arrangements of the Corporation at any time.

Eligible Persons. “Eligible Persons” are eligible to receive grants of options under the TSX Plan. “Eligible Persons” are directors, officers, employees and persons or company’s engaged by the Corporation to provide services for an initial, renewable or extended period of 12 months.

Exercise Price. The exercise price will not be less than the closing market price on the TSX on the day immediately preceding the grant of the option.

Vesting. Vesting of options granted under the TSX Plan will be at the discretion of the Board. On a change of control or takeover bid the options granted under the TSX Plan will fully vest.

Change of Control. For the purposes of the TSX Plan, a change of control occurs on the following events: (i) a merger, consolidation, plan of arrangement or reorganization of the Corporation that results in the beneficial, direct or indirect, transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the persons that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction; (ii) the consummation of a sale of all or substantially all of the assets of the Corporation, including specifically the sale or other disposition of a material interest in the Rook I Project, or the consummation of a reorganization, merger, joint venture or other transaction which has substantially the same effect; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Corporation; (iv) the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104, Take-Over Bids and Issuer Bids (or any successor instrument thereto), of common shares of the Corporation which, when added to all other common shares of the Corporation at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding common shares of the Corporation; or (v) the removal, by extraordinary resolution of the shareholders of the Corporation, of more than 51% of the then incumbent directors of the Corporation, or the election of a majority of directors to the Corporation’s board who were not members of the Corporation’s incumbent board immediately preceding such election.

Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Corporation except as follows:

•	if an optionee ceases to be employed by, provide services to, or be a director or officer of, the Corporation, such optionee’s vested options will expire 90 days after such cessation and any unvested options will immediately terminate;

•	if an optionee dies, such optionee’s vested options will be exercisable by the optionee’s lawful representatives but will expire on the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such options and any unvested options will immediately terminate;

•	if an optionee is dismissed for cause, such optionee’s vested options will expire 30 days after such dismissal and any unvested options will immediately terminate;

•	if an order by the British Columbia Securities Commission, or similar regulatory authority with jurisdiction over the Corporation, prohibits an optionee from holding options, the options of the optionee will terminate immediately; and

•	if and to the extent provided in the optionee’s employment agreement.

Term of Options. Options granted under the TSX Plan will have a maximum term of 10 years from their date of grant.

Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Corporation by the option holder is restricted by a blackout period, or within nine business days following the expiry of a blackout period, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

No Assignment. Subject to the provisions of the TSX Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable, other than to a wholly-owned entity of an employee, officer or director or an RRSP, RRIF or TFSA of such employee, officer or director or by will or the laws of descent and distribution.

Administration. Subject to the requirements of applicable laws and TSX rules requiring shareholder or other approval, the TSX Plan provides that the Board may amend, modify or terminate the plan or any option, except that the Board may not undertake any such action if it were to adversely affect a previously granted option, without the consent of the affected optionee.

Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the TSX Plan:

•	an increase to the aggregate maximum number of securities issuable under the plan (either as a fixed number or a percentage);

•	a reduction in the exercise price of an outstanding option;

•	an extension of the term of any option beyond the expiry date or allowing the expiry date to exceed 10 years, except as permitted in connection with a blackout period;

•	any amendment to permit assignments or exercises other than by the optionee other than as permitted by the TSX Plan;

•	altering the categories of individuals eligible to receive options under the TSX Plan;

•	an amendment to the insider participation limit described above; and

•	an amendment to the amendment provisions of the TSX Plan.

Amendments Without Shareholder Approval. The TSX Plan may be amended without shareholder approval for the following:

•	amendments of a “housekeeping” nature;

•	amendments necessary to comply with the provisions of applicable law;

•	amendments respecting the administration of the TSX Plan;

•	amendments to the vesting provisions of the TSX Plan or any option;

•	amendments to the early termination provisions of the TSX Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

•	the addition of any form of financial assistance by the Corporation for the acquisition of common shares under the TSX Plan, and the subsequent amendment of any such provisions;

•	amendments to the cashless exercise feature; and

•	any other amendment not requiring shareholder approval under applicable law (including the policies of the TSX).

Approval Required

At the Meeting, shareholders will be asked to consider, and if deemed appropriate, to pass, with or without variation, the following resolution to approve the TSX Plan:

“BE IT RESOLVED THAT, subject to the listing of the common shares of the Corporation on the Toronto Stock Exchange (the “TSX”):

1.	the amended and restated stock option plan (the “TSX Plan”) as set out in the Management Information Circular of the Corporation dated April 29, 2016, subject to such amendments of a housekeeping nature as are required in order to comply with the requirements of the TSX, be and is hereby approved; and

2.	the unallocated entitlements under the TSX Plan be and are hereby approved until June 7, 2019.”

The resolution may be passed by a simple majority of the shares voted by shareholders of the Corporation who vote on the matter in person or by proxy. Pursuant to the rules of the TSX, the TSX Plan, if adopted, will require shareholder approval every three years following implementation.

The Board is of the view that, upon the Corporation becoming listed on the TSX, the TSX Plan will provide the Corporation with the flexibility necessary to attract and maintain the services of senior executives and other employees by offering competitive compensation relative to other companies in the industry. To meet this goal, the Board believes that, should its common shares be listed on the TSX, the Corporation should have an incentive stock option plan consistent with the policies of the TSX. Accordingly, the Board recommends that shareholders vote in favour of the resolution approving the TSX Plan.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the conditional approval of the TSX Plan.

EXECUTIVE COMPENSATION

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of each person who served as the Corporation’s Chief Executive Officer (the “CEO”) or Chief Financial Officer (the “CFO”) during the financial year ended December 31, 2015 and each of the three (3) other most highly compensated executive officers of the Corporation for the financial year ended December 31, 2015, whose annual aggregate compensation exceeded $150,000.

Compensation Discussion and Analysis

Executive Summary

The objective of the Corporation’s executive compensation program is to provide total compensation that:

(i)	ensures external competitiveness by developing and maintaining compensation levels that reflect current market rates;

(ii)	rewards consistently high performance levels;

(iii)	attracts and retains qualified and experienced executives; and

(iv)	aligns the interests of executives with the interests of the Corporation’s shareholders.

The Corporation’s executive compensation program is based on a pay-for-performance philosophy. It is designed to retain, encourage, compensate and reward executives on the basis of both short-term and long-term corporate objectives and individual performance objectives.

Compensation and Governance Committee

The Board is responsible for overseeing the Corporation’s compensation program. The Board has however delegated certain oversight responsibilities in this regard to the Corporation’s Compensation and Governance Committee (the “Compensation Committee”) but retains final authority over the Corporation’s compensation program and process.

Accordingly, the purpose of the Compensation Committee is, among other things, to assist the Board in fulfilling its oversight responsibilities with respect to executive compensation.

The responsibilities, powers and operation of the Compensation Committee are set out in its written charter. As of the date of this Circular, the Compensation Committee is generally responsible for, among other things:

•	establishing the Corporation’s general compensation philosophy, in consultation with management and overseeing the development and implementation of compensation programs;

•	reviewing and approving corporate goals and objectives relevant to the compensation of the CEO, evaluating the performance of the CEO in light of those goals and objectives, and setting the CEO’s compensation level based on this evaluation, subject to the approval of the Board;

•	reviewing and approving compensation, incentive plans and equity-based plans for all other senior officers of the Corporation after considering recommendations of the CEO, all within the compensation policies and guidelines approved by the Board; and

•	reviewing the adequacy and form of the compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved in being a director.

The Chairman of the Compensation Committee meets with the Chief Executive Officer periodically to discuss management’s corporate goals for the forthcoming year and to discuss the individual performance of executive officers. The Compensation Committee works with the Chief Executive Officer to set compensation, including proposed salary adjustments, performance bonuses and stock option awards.

The Compensation Committee then makes recommendations relating to the compensation of executive officers to the Board. Based on these recommendations, the Board makes decisions concerning the nature and scope of the compensation to be paid to the Corporation’s executive officers. The Compensation Committee bases its recommendations to the Board on its compensation philosophy and the Compensation Committee’s assessment of corporate and individual performance, recruiting and retention needs.

The Compensation Committee is comprised of Richard Patricio (Chairman), Craig Parry, and James Currie, each of whom was an independent director during the immediately preceding financial year.

By virtue of their respective experience as executives and their exposure to capital markets, corporate governance, and regulatory matters, each member possesses the relevant decision-making skills that make them suitable members of the Compensation Committee. A general description of the education and experience of each Compensation Committee member which is relevant to the performance of his responsibilities as a Compensation Committee member is contained in their respective biographies set out under “Election of Directors” in this Circular.

Elements of Executive Compensation

Compensation of the Corporation’s current executive officers consists of a base salary, annual incentive compensation in the form of a discretionary performance bonus and a longer term incentive in the form of stock options, all of which is intended to be competitive in the aggregate while delivering an appropriate balance between annual compensation (base salary and cash bonuses) and long-term compensation (stock options).

Base salaries are based on a number of factors and designed to best position the Corporation to compete for and retain executives critical to the Corporation’s long-term success. Performance bonuses (in the form of cash bonuses) are directly tied to corporate and individual performance. Long-term incentive awards consist of stock options and are designed to align the interests of executive officers with the longer term interests of shareholders.

As an executive officer’s level of responsibility increases, it is anticipated that a greater percentage of total compensation will be based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation will shift towards annual bonuses and in particular stock options, thereby further aligning the interests of executive officers and shareholders.

In establishing base salaries, the Compensation Committee considers factors such as experience, individual performance, length of service, contribution towards the achievement of corporate objectives and positive exploration and development results, stock price, and compensation compared to other employment opportunities for executives. In determining base salary, the Compensation Committee also reviews available market data for other comparable Canadian uranium exploration companies, including Fission Uranium Corp. and Denison Mines Corp.

Performance bonuses are based on the achievement of pre-determined, measurable corporate and/or individual performance objectives. A maximum performance bonus is determined for each executive as a percentage of salary. The maximum performance bonus for 2016 is 75% of base salary for the CEO and 50% for all other executive officers. The key performance indicators and maximum bonus percentage are determined by the Compensation Committee annually for the ensuing financial year and recommended to the Board for approval, on an individual basis for each executive.

The corporate performance objectives for 2016 include share appreciation, completion of a financing or other similar transaction, management of operations within budget, and the Corporation’s health and safety record. Individual performance objectives relate to the particular executive’s role and expected contribution to the Corporation and a discretionary assessment of overall job performance.

Stock options are granted on a discretionary basis, based on the Board and the Compensation Committee’s assessments of responsibilities and achievements, recognizing that at the earlier stage of development, stock option awards can help preserve cash resources. Generally, the number of options granted to any executive officer is a function of the level of authority and responsibility of the executive officer, the contribution of the executive officer to the business and affairs of the Corporation, the number of options the Corporation has already granted to the executive officer, and such other factors as the Compensation Committee may consider relevant.

Risk Management

The Compensation Committee is responsible for identifying any risks associated with the Corporation’s compensation policies and practices and considering the implications of any such risks and then ensuring such risks are mitigated, particularly those arising from policies and practices that encourage or may encourage excessive risk-taking by executive officers. Given the current stage of development, at this time, the Board has not formally assessed the implications of the risk associated with its compensation policies and practices. However, the Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions.

Hedging

Pursuant to the Corporation’s Code of Business Ethics, the Corporation’s executive officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

Outside Consultants

In September, 2015, the Compensation Committee engaged the services of the Harlon Group (“Harlon”) to assess executive pay levels, including base salary, short-term incentives, total cash compensation, long-term incentives and total compensation (the “Harlon Report”). Harlon provided the Compensation Committee with an evaluation against peer group comparators (see below) and recommendations for potential adjustments to compensation levels and pay mix between compensation components.

The Harlon Report used ISS guidelines to define a comparator group of companies. The comparator group consisted of the following companies:

Aureus Mining Inc.	Peninsula Energy Limited
Dalradian Resources Inc.	Platinum Group Metals
Denison Mines Corp.	PolyMet Mining Corp.
Energy Fuels, Inc.	Seabridge Gold Inc.
Gold Resource Corporation	Taseko Mines Limited
Golden Star Resources Ltd.	Ur-Energy Inc.
Kaminak Gold Corporation	Uranium Energy Corp.
Largo Resources Ltd.	Toro Energy Limited
Nautilus Minerals Inc.

Harlon received US$7,310 in consideration for its executive compensation advice to the Compensation Committee. There were no other fees paid to other consultants or advisors in connection with compensation advice or services in any other year.

Summary Compensation Table

For the financial year ended December 31, 2015, the Corporation had four named executive officers: Leigh Curyer, Grace Marosits, Garrett Ainsworth and Joanna Cameron (collectively, the “Named Executive Officers”). The following table sets forth the compensation paid to each of the Named Executive Officers for each of the Corporation’s three most recently completed financial years (2013, 2014 and 2015).

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($) (2)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($) (3)	Long-term incentive plans ($)
Leigh Curyer	2015	300,000	Nil	675,555	200,000	Nil	Nil	Nil	1,175,555
President, Chief	2014	300,000	Nil	317,074	175,000	Nil	Nil	Nil	792,074
Executive Officer &	2013	213,750	Nil	525,156	20,000	Nil	Nil	Nil	758,906
Director (4)
Grace Marosits	2015	120,000	Nil	99,195	30,000	Nil	Nil	Nil	249,195
Chief Financial	2014	12,500	Nil	22,188	Nil	Nil	Nil	Nil	34,688
Officer (5)	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Garrett Ainsworth	2015	180,000	Nil	426,313	85,000	Nil	Nil	Nil	691,313
Vice President,	2014	105,000	58,131(1)	161,333	70,000	Nil	Nil	Nil	394,464
Exploration &	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Development (6)
Joanna Cameron	2015	51,644	Nil	115,113	15,000	Nil	Nil	Nil	181,757
Vice President,	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Legal & General	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Counsel (7)

Notes:

(1)	Share-based award was issued in partial consideration for services rendered.
(2)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option based compensation values by Canadian public companies. The Black-Scholes model resulted in a value of an option on each of the following dates:

December 16, 2015 : $0.42; September 22, 2015: $0.43; May 27, 2015: $0.35; December 24, 2014: $0.26; June 2, 2014: $0.20; May 23, 2014: $0.19; December 19, 2013: $0.21; July 30, 2013: $0.26; April 19, 2013: $0.27

(3)	The amounts earned as non-equity incentive plan compensation were paid by the end of each financial year.
(4)	Mr. Curyer did not receive any remuneration in his role as a director of the Corporation.
(5)	Ms. Marosits commenced as Chief Financial Officer on November 24, 2014.
(6)	Mr. Ainsworth commenced as Vice President, Exploration on June 2, 2014.
(7)	Ms. Joanna Cameron commenced as Vice President, Legal & General Counsel on September 28, 2015.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2015 for each Named Executive Officer. All option-based awards vest in one-third increments annually, based on the anniversary of the date of grant and have five year terms.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Leigh Curyer	1,200,000	0.40	31-Jan-18	384,000	Nil	Nil
	300,000	0.40	30-Jul-18	96,000	Nil	Nil
	200,000	0.30	19-Dec-18	84,000	Nil	Nil
	500,000	0.40	23-May-19	160,000	Nil	Nil
	1,500,000	0.46	24-Dec-19	390,000	Nil	Nil
	1,000,000	0.50	27-May-20	220,000	Nil	Nil
	1,500,000	0.64	16-Dec-20	120,000	Nil	Nil
Grace Marosits	250,000	0.46	24-Dec-19	65,000	Nil	Nil
	250,000	0.50	27-May-20	55,000	Nil	Nil
	100,000	0.64	16-Dec-20	8,000	Nil	Nil
Garrett Ainsworth	750,000	0.40	03-Jun-19	240,000	Nil	Nil
	750,000	0.46	24-Dec-19	195,000	Nil	Nil
	750,000	0.50	27-May-20	165,000	Nil	Nil
	750,000	0.64	16-Dec-20	60,000	Nil	Nil
Joanna Cameron	500,000	0.62	22-Sep-20	50,000	Nil	Nil
	100,000	0.64	16-Dec-20	8,000	Nil	Nil

Notes:

(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares on the TSXV on December 31, 2015, which was $0.72, and the option exercise price, by the number of outstanding options. Where the difference is negative, the options are not in-the-money and no value is reported. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Incentive Plan Awards – Value Vested or Earned During the Year

During the financial year ended December 31, 2015, no incentive plan awards vested or were earned for the Named Executive Officers except as follows:

Name	Option-based awards—Value vested during the year (1) ($)	Shared-based awards— Value vested during the year ($)	Non-equity incentive plan compensation—Value earned during the year ($)
Leigh Curyer	226,667	Nil	Nil
Grace Marosits	20,833	Nil	Nil
Garrett Ainsworth	92,500	Nil	Nil
Joanna Cameron	10,000	Nil	Nil

Notes:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

Termination and Change of Control Benefits

Each of the Named Executive Officers is party to an employment agreement with the Corporation (each, an “Executive Employment Agreement”).

The Executive Employment Agreements establish base compensation comprised of base salary and eligibility for an annual performance-based cash incentive. Named Executive Officers are also eligible to participate in the Corporation’s equity-based long-term incentive compensation plans in the form of stock options, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

The Executive Employment Agreements also provide for termination payments in the event that (i) the Named Executive Officer’s employment is terminated without cause (including constructive dismissal), or (ii) within 12 months of a “change of control”, the Named Executive Officer is terminated without cause or resigns.

In each case, the terminated Named Executive Officer is entitled to a termination payment equal to the product by multiplying: (i) the sum of (a) his or her annual base salary; and (b) his or her highest bonus (including both special and annual performance bonuses) paid or payable in the preceding three years, in each case, calculated on a monthly basis, by (ii) a period of between 6 and 36 months, with longer periods being applicable only in the case of a change of control (the “Severance Period”). The Named Executive Officer is also entitled to the continuation of benefits during the Severance Period, or in the event the Corporation is unable to continue such benefits, payment in lieu equal to the cost of such benefits to the Corporation.

In addition, the terminated Named Executive Officer is entitled to a payment equal to the sum of: (i) all earned but unpaid salary, earned but unpaid bonus, outstanding but untaken vacation pay, and outstanding expenses; and (ii) the terminated Named Executive Officer’s highest bonus over the preceding three years, prorated to the date of termination (the “Final Wages”).

All outstanding options held by the terminated Named Executive Officer would also vest immediately and continue to be exercisable until the earlier of the expiry of their term or such period imposed by an applicable regulatory body.

The estimated incremental payments (excluding the Final Wages) payable by the Corporation to each Named Executive Officer upon termination without cause or related to a change of control, assuming the triggering event occurred on December 31, 2015, are as follows.

Name	Triggering Event	Estimated Incremental Payment ($)
Leigh Curyer (1)	Termination Without Cause	900,000
President & Chief Executive Officer	Change of Control	1,800,000
Grace Marosits (2)	Termination Without Cause	41,250
Chief Financial Officer	Change of Control	123,750
Garrett Ainsworth (3)	Termination Without Cause	335,000
Vice President, Exploration & Development	Change of Control	670,000
Joanna Cameron (4)	Termination Without Cause	53,750
Vice President, Legal & General Counsel	Change of Control	215,000

Notes:

(1)	Mr. Curyer holds an aggregate of 6,200,000 stock options, having an in-the-money value, as of December 31, 2015, of $1,454,000.
(2)	Ms. Marosits holds an aggregate of 600,000 stock options, having an in-the-money value, as of December 31, 2015, of $128,000.
(3)	Mr. Ainsworth holds an aggregate of 3,000,000 stock options, having an in-the-money value, as of December 31, 2015, of $660,000.
(4)	Ms. Cameron holds an aggregate of 600,000 stock options, having an in-the-money value, as of December 31, 2015, of $58,000.

There are no significant conditions or obligations that apply to the receipt of the foregoing incremental payments.

Director Compensation

The following table sets forth the compensation provided to the directors of the Corporation for the financial year ended December 31, 2015.

Compensation paid to Leigh Curyer for the financial year ended December 31, 2015 is set out above under the heading “Executive Compensation”. Mr. Curyer did not receive any remuneration in his role as a director of the Corporation.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
James Currie	37,000	Nil	152,311	Nil	Nil	Nil	189,311
Gerry Feldman	39,000	Nil	153,694	Nil	Nil	Nil	192,694
Christopher McFadden	58,000	Nil	170,021	Nil	Nil	Nil	228,021
Craig Parry	37,000	Nil	154,797	Nil	Nil	Nil	191,797
Richard Patricio	42,000	Nil	153,694	Nil	Nil	Nil	195,694
Trevor Thiele	48,000	Nil	153,694	Nil	Nil	Nil	201,694

Notes:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following option value on each of the following dates:

December 16, 2015 : $0.42; May 27, 2015: $0.35; December 24, 2014: $0.26; May 23, 2014: $0.19; July 30, 2013: $0.26; April 19, 2013: $0.27

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2015 for each of the Corporation’s directors. All option-based awards vest in one-third increments annually, based on the anniversary of the date of grant and have five year terms.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
James Currie	250,000	0.64	16-Dec-20	20,000	Nil	Nil
	300,000	0.50	27-May-20	66,000	Nil	Nil
	200,000	0.46	24-Dec-19	52,000	Nil	Nil
	350,000	0.40	23-May-19	112,000	Nil	Nil
	368,086	0.40	30-Jul-18	117,788	Nil	Nil
	131,914	0.24	29-Aug-17	63,319	Nil	Nil
Gerry Feldman	250,000	0.64	16-Dec-20	20,000	Nil	Nil
	300,000	0.50	27-May-20	66,000	Nil	Nil
	200,000	0.46	24-Dec-19	52,000	Nil	Nil
	350,000	0.40	23-May-19	112,000	Nil	Nil
	250,000	0.40	30-Jul-18	80,000	Nil	Nil
	300,000	0.40	31-Jan-18	96,000	Nil	Nil
Christopher McFadden	250,000	0.64	16-Dec-20	20,000	Nil	Nil
	300,000	0.50	27-May-20	66,000	Nil	Nil
	300,000	0.46	24-Dec-19	78,000	Nil	Nil
	350,000	0.40	23-May-19	112,000	Nil	Nil
	250,000	0.40	30-Jul-18	80,000	Nil	Nil
	600,000	0.40	31-Jan-18	192,000	Nil	Nil
Craig Parry	250,000	0.64	16-Dec-20	20,000	Nil	Nil
	300,000	0.50	27-May-20	66,000	Nil	Nil
	200,000	0.46	24-Dec-19	52,000	Nil	Nil
	500,000	0.40	23-May-19	160,000	Nil	Nil
	300,000	0.40	31-Jan-18	96,000	Nil	Nil
Richard Patricio	250,000	0.64	16-Dec-20	20,000	Nil	Nil
	300,000	0.50	27-May-20	66,000	Nil	Nil
	200,000	0.46	24-Dec-19	52,000	Nil	Nil
	350,000	0.40	23-May-19	112,000	Nil	Nil
	250,000	0.40	30-Jul-18	80,000	Nil	Nil
	300,000	0.40	31-Jan-18	96,000	Nil	Nil
Trevor Thiele	250,000	0.64	16-Dec-20	20,000	Nil	Nil
	300,000	0.50	27-May-20	66,000	Nil	Nil
	200,000	0.46	24-Dec-19	52,000	Nil	Nil
	350,000	0.40	23-May-19	112,000	Nil	Nil
	250,000	0.40	30-Jul-18	80,000	Nil	Nil
	300,000	0.40	31-Jan-18	96,000	Nil	Nil

Notes:

(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares on the TSXV on December 31, 2015, which was $0.72, and the option exercise price, by the number of outstanding options. Where the difference is negative, the options are not in-the-money and no value is reported. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Incentive Plan Awards – Value Vested or Earned During the Year

During the financial year ended December 31, 2015, no incentive plan awards vested or were earned for the Directors except as follows:

Name	Option-based award—Value vested during the year (1) ($)	Shared—based awards— Value vested during the year ($)	Non-equity incentive plan compensation—Value earned during the year ($)
James Currie	62,007	Nil	Nil
Gerry Feldman	61,167	Nil	Nil
Christopher McFadden	77,833	Nil	Nil
Craig Parry	46,333	Nil	Nil
Richard Patricio	61,167	Nil	Nil
Trevor Thiele	61,167	Nil	Nil

Notes:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 –Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) requires that the Corporation annually disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”).

The following is a discussion of each of the Corporation’s corporate governance practices for which disclosure is required by the Disclosure Instrument. Unless otherwise indicated, the Board believes that its corporate governance practices are consistent with those recommended by the Guidelines.

Director Independence

For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one which could, in the view of the Board, reasonably be expected to interfere with his or her ability to exercise independent judgment. Certain specified relationships will, in all circumstances, be considered, for the purposes of the Disclosure Instrument, to be material relationships.

As of the date of this Circular, the Board consists of seven (7) individuals, five (5) of whom are independent. It is proposed that the Board be reduced to six (6) members for the current fiscal year. If the Board is so reduced to six (6) members and all of management’s nominees are elected as directors at the Meeting, the Board will consist of six (6) individuals, four (4) of whom are independent. Accordingly, a majority of the Board is independent.

The current independent directors are: Christopher McFadden, James Currie, Richard Patricio, Gerry Feldman and Trevor Thiele. Mr. Feldman will not be standing for re-election as a director of the Corporation. Mr. McFadden has been appointed as the Chairman of the Board and is responsible for, among other things, providing leadership to ensure that the Board functions independently of management and overseeing the governance obligations of the Board and its committees generally.

Mr. Curyer and Mr. Parry are not independent for the purposes of the Disclosure Instrument. Mr. Curyer is the Corporation’s President and Chief Executive Officer and, as of April 1, 2016, Mr. Parry was appointed as President and Chief Executive Officer of IsoEnergy Ltd., a wholly-owned subsidiary of the Corporation.

In-camera sessions of the independent directors are scheduled for the conclusion of each meeting of the Board. Additional meetings for the independent directors are held as considered necessary. During the financial year ended December 31, 2015, no meetings of the independent directors were convened.

Other Directorships

Currently, the following directors serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Leigh Curyer	Lancaster Capital Corp.

James Currie	Gold Jubilee Capital Corp. Graphite One Resources Inc.

Gerry Feldman	Mooncor Oil & Gas Corp.

Richard Patricio	Terreno Resources Corp.
Toro Energy Limited

Attendance

The Board is committed to scheduling regular meetings of the Board and its committees and encouraging attendance by directors. The Board and its committees held the following number of meetings in the financial year ended December 31, 2015:

Year Ended December 31, 2015
Board	4
Audit Committee	5
Compensation and Governance Committee	3

The attendance of the current directors at such meetings was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation and Governance Committee Meetings Attended
Leigh Curyer	4 of 4	N/A	N/A
James Currie	4 of 4	N/A	3 of 3
Gerry Feldman	4 of 4	5 of 5	N/A
Christopher McFadden	4 of 4	5 of 5	N/A
Craig Parry	4 of 4	N/A	2 of 3
Richard Patricio	4 of 4	N/A	3 of 3
Trevor Thiele	4 of 4	5 of 5	N/A

Charter of the Board of Directors

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of selected and specific responsibilities to committees of the Board, and the Chairman of the Board, all as more particularly described in the Charter of the Board of Directors (the “Charter”) attached to this Circular as Schedule C.

Position Descriptions

The Board has adopted a written position description for the roles of the Chairman of the Board and the CEO. The Chairman of the Board’s role is set out in the Charter as being responsible for the management, development and effective performance of the Board and ensuring the Board fulfils its duties as required by law and as set forth in the Charter.

The CEO is responsible for leading the Corporation in meeting its short-term operational and long-term strategic goals. The CEO is expected to report to the Board on a regular basis concerning the Corporation’s progress towards its goals, strategies and objectives.

Orientation and Continuing Education

The Corporation has prepared a Board of Directors’ Manual which provides a comprehensive overview of the Corporation and the responsibilities of its directors. Given the current size of the Corporation and its stage of development, and as each new director will have a different skill set and professional background, specific orientation and training activities are tailored to the particular needs and experience of each director and consist primarily of meetings with members of the executive management team.

The Board provides continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to meet their obligations as directors. All of the directors are actively involved in their respective areas of expertise and have full access to management. Directors are periodically provided with the opportunity to visit the Corporation’s properties to become familiar with the Corporation’s operations. Presentations by management and the Corporation’s advisors are also organized, as needed, to provide ongoing director education.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Corporation, the Board seeks to foster a culture of ethical conduct by requiring the Corporation to carry out its business in accordance with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in its Code of Business Ethics (the “Code”). A copy of the Code is available under the Corporation’s profile on SEDAR at www.sedar.com.

The Corporation’s Corporate Secretary is responsible for communicating the Code to directors, officers and employees. Compliance with the Code is maintained primarily through the reporting process within the Corporation’s organizational structure. The Audit Committee monitors overall compliance with the Code and the Corporate Secretary reports any alleged breaches of the Code to the Audit Committee. The Corporation’s corporate secretary and Audit Committee Chair then reports to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised.

In addition, the Corporation has adopted a “whistleblower” policy so that any employee of the Corporation or its subsidiaries may submit confidential or anonymous concerns regarding accounting or auditing matters without fear of dismissal or retaliation of any kind. The policy allows employees to direct their concerns to the Chief Financial Officer or to the Chair of the Audit Committee.

Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Corporation), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting of the Corporation which considers such contract or transaction, in accordance with applicable law. To ensure a consistent process for addressing actual and potential conflicts of interest, the Corporation has adopted a policy governing conflicts of interest and related party transactions which prescribes a formal procedure and internal reporting process for addressing potential conflicts in a timely fashion.

In rare circumstances, if deemed appropriate, the Corporation may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Nomination of Directors

The Compensation Committee is responsible for assisting the Board in respect of the nomination of directors and identifying new candidates for appointment to the Board.

The Compensation Committee establishes criteria for Board membership and composition, and makes recommendations to the Board thereon. The Compensation Committee also makes recommendations for the assignment of Board members to Board committees and oversees a process for director succession. In that regard, the Compensation Committee is also responsible for assessing the competencies and skills of existing directors and those required for nominees to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making. The Compensation Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.

Compensation

Directors receive an annual fee of $40,000. The Chairman of the Board receives an additional annual fee of $20,000, the Chairman of the Audit Committee receives an additional annual fee of $10,000, and the Chairman of the Compensation Committee receives an additional annual fee of $5,000. These annual fees include meeting attendance fees.

Members of the Board are also eligible for the grant of stock options as and when appropriate. As previously stated, the Compensation Committee will periodically review the adequacy and form of the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and will report and make recommendations to the Board accordingly.

For details regarding the Corporation’s approach to the compensation of executive officers, including the CEO and the role of the Compensation Committee, see “Executive Compensation – Compensation Discussion and Analysis”, above.

Board Committees

The Board delegates certain responsibilities to the following three committees of the Board; (i) the Audit Committee; (ii) the Compensation Committee, and (iii) the Corporate Development Committee. The Board has adopted a written charter for each of the Audit Committee and the Compensation Committee. From time to time, the Board also appoints ad hoc committees to assist in specific matters. The Board delegates specific mandates to such ad hoc committees if and when they are established.

The function of the Corporate Development Committee is to assist management in assessing, evaluating and identifying investment and business development opportunities. The Corporate Development Committee does not meet regularly but meets from time to time, when circumstances warrant.

Assessments

In 2015, the Compensation Committee established a formal process for assessing the effectiveness of the Board as a whole, its committees and individual directors. As part of this process, directors completed a questionnaire which provided for quantitative and qualitative ratings of their and the Board’s performance in key areas and provided subjective comment in each of those areas.

The Chair of the Compensation Committee reviewed the results of the self-assessment process, identified areas requiring follow-up and reported to the Board on the results of the assessment process. Action plans to follow-up on specific issues are monitored by the Compensation Committee.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Corporation’s most recently completed financial year, being December 31, 2015, with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders(1)	27,124,446	$0.48	1,564,016
Equity compensation plans not approved by securityholders	Nil	n/a	n/a

Total	27,124,446		1,564,016

Notes:

(1)	Numbers in this row refer to stock options to purchase securities of the Corporation pursuant to the Existing Option Plan.
(2)	The maximum number of shares reserved for issuance under the Existing Option Plan at any time is currently 10% of the Corporation’s issued and outstanding shares at that time, less any common shares reserved for issuance under other security based compensation arrangements.

As of the date hereof, there are 26,874,446 options outstanding. If all such options were exercised for common shares, the common shares which would be issued upon such exercise would total approximately 8.9% of the issued and outstanding common shares at the date hereof on a non-diluted basis.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation, or any of its subsidiaries. No person who is or who was at any time during the most recently completed financial year a director or executive officer of the Corporation, any proposed nominee for election as a director of the Corporation, or any associate of any such director, executive officer, or proposed nominee is or was at any time since the beginning of the most recently completed financial year indebted to the Corporation or any of its subsidiaries. Neither the Corporation nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available under the Corporation’s profile on the SEDAR website at www.sedar.com and on the Corporation’s website at www.nexgenenergy.ca.

Financial information relating to the Corporation is provided in the Corporation’s audited financial statements (the “Financial Statements”) and the management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2015. Shareholders may download the Financial Statements and MD&A from SEDAR (www.sedar.com) or contact the Corporation directly to request copies of the Financial Statements and MD&A by: (i) mail to #3150 – 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3 or (ii) e-mail to hdevitt@nxe-energy.ca.

Our Board has approved the contents of this Circular and authorized us to send it to you.

BY ORDER OF THE BOARD

“Leigh Curyer”
Leigh Curyer
President & Chief Executive Officer
Vancouver, British Columbia
April 29, 2016

SCHEDULE A

CHANGE OF AUDITOR REPORTING PACKAGE

(see attached)

A-1

NEXGEN ENERGY LTD.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

TAKE NOTICE THAT:

The Company and Davidson &Company LLP have agreed that Davidson &Company LLP will resign as the Company’s auditor effective April 11, 2016. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the directors have filled the vacancy in the office of the auditor by appointing KPMG LLP as the Company’s successor auditor, as of that same date, until the close of the next annual general meeting of the Company.

in accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company confirms that:

a)	Davidson & Company LLP tendered its resignation at the Company’s request.

b)	The resignation of Davidson &Company LLP and the appointment of KPMG LLP as successor auditor of the Company were each approved by the Board of Directors of the Company.

c)	There were no modified opinions expressed in any of the audit reports prepared by Davidson & Company LLP in respect of any financial period during which Davidson & Company LLP was the Company’s auditor.

d)	There were no “reportable events” cited by Davidson & Company LLP in connection with the audits of the financial statements of the Company for the financial periods during which Davidson & Company LLP was the Company’s auditor.

Dated this 11th day of April, 2016

NEXGEN ENERGY LTD.

“Grace Marosits”

Grace Marosits

Chief Financial Officer

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland & Labrador

April 12, 2016

Dear Sirs

Re Notice of change of Auditors of Nexgen Energy Ltd.

We have read the Notice of Change of Auditor of Nexgen Energy Ltd. dated April 11, 2016

(the “Notice”) prepared pursuant to National Instrument 51-102 –Continuous Disclosure Obligations related to the change of auditor of the Company and are in agreement with the information contained in the Notice, except that we have no basis to agree or disagree with the statement that there were no reportable events as described in paragraph d) of the Notice.

Yours truly

Chartered Professional Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

April 11, 2016

British Columbia Securities Commission	Ontario Securities Commission

Manitoba Securities Commission	Office of the Superintendent of Securities, Service Newfoundland and Labrador

Alberta Securities Commission	Nova Scotia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan	Office of the Superintendent of Securities (Prince Edward Island)

Financial and Consumer Services Commission (New Brunswick)

Dear Sirs / Mesdames

Re:	NexGen Energy Ltd. (the “Company”)
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with Section 4.11 (5) (a) (ii) of National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated April 11, 2016 and agree with each statement contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

“DAVIDSON & COMPANY LLP”

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Davidson-co.com

SCHEDULE B

AMENDED AND RESTATED STOCK OPTION PLAN

(see attached)

B-1

AMENDED AND RESTATED INCENTIVE STOCK OPTION PLAN

Dated: ●, 2016

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATIONXXX		1
1.1	Defined Terms	1
1.2	Interpretation	3

ARTICLE 2 ESTABLISHMENT OF PLAN		3
2.1	Purpose	3
2.2	Shares Reserved	4
2.3	Non-Exclusivity	5
2.4	Effective Date	5

ARTICLE 3 ADMINISTRATION OF PLAN		5
3.1	Administration	5
3.2	Compliance with Legislation	6
3.3	Tax Withholding	6

ARTICLE 4 OPTION GRANTS		6
4.1	Eligibility and Multiple Grants	6
4.2	Option Agreement	6

ARTICLE 5 OPTION TERMS		6
5.1	Exercise Price	6
5.2	Expiry Date	7
5.3	Extension of Option Terms Expiring During Blackout Period	7
5.4	Vesting	7
5.5	Non-Assignability	7
5.6	Ceasing to be an Eligible Person	7

ARTICLE 6 EXERCISE PROCEDURE		8
6.1	Exercise Procedure	8
6.2	Cashless Exercise	9

ARTICLE 7 AMENDMENT AND TERMINATION		9
7.1	Amendment, Modification and Termination	9
7.2	Amendments by Board	10
7.3	Amendments Requiring Shareholder Approval	10
7.4	Amendments Subject to Approval	11

ARTICLE 8 MISCELLANEOUS		11
8.1	No Rights as Shareholder	11
8.2	No Right to Employment	11
8.3	Governing Law	11
8.4	Amendment and Restatement and Effective Date of Plan	11

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Affiliate” means an affiliate of the Corporation within the meaning of Section 1.3 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

(b)	“Associate” has the meaning set out in Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

(c)	“Award Date” means the date on which the Board awards a particular Option;

(d)	“Blackout Period” means, in respect of a Participant, the period during which that Participant is prohibited from exercising an Option due to trading restrictions imposed by the Corporation in accordance with its securities trading policies governing trades in the Corporation’s securities;

(e)	“Board” means the Board of Directors of the Corporation or, as applicable, any committee thereof duly appointed to administer this Plan;

(f)	“Change of Control” means the occurrence of any one or more of the following events:

(i)	a merger, consolidation, plan of arrangement or reorganization of the Corporation that results in the beneficial, direct or indirect, transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the persons that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction;

(ii)	the consummation of a sale of all or substantially all of the assets of the Corporation, including specifically the sale or other disposition of a material interest in the Rook I Project, or the consummation of a reorganization, merger, joint venture or other transaction which has substantially the same effect;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)	the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104, Take-Over Bids and Issuer Bids (or any successor instrument thereto), of common shares of the Corporation which, when added to all other common shares of the Corporation at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding common shares of the Corporation; or

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(v)	the removal, by extraordinary resolution of the shareholders of the Corporation, of more than 51% of the then incumbent directors of the Corporation, or the election of a majority of directors to the Corporation’s board who were not members of the Corporation’s incumbent board immediately preceding such election;

(g)	“Common Shares” means the common shares of the Corporation;

(h)	“Corporation” means NexGen Energy Ltd. or any successor thereto;

(i)	“Director” means a director of the Corporation or of an Affiliate;

(j)	“Eligible Person” means, subject to all applicable laws, (i) in respect of any grant of Options by the Corporation, any Employee, Officer, Director or Service Provider (and includes any such person who is on leave of absence authorized by the Board or the board of directors of any Affiliate), and (ii) in respect of any assignment of Options by a person in (i), pursuant to Section 5.5(b), any Permitted Assign of such person, as the context requires;

(k)	“Employee” means an individual who:

(i)	is considered an employee of the Corporation or an Affiliate under the Income Tax Act (Canada), (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source),

(ii)	works full-time for the Corporation or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or the Affiliate over the details and method of work as an employee of the Corporation or the Affiliate, but for whom income tax deductions are not made at source, or

(iii)	works for the Corporation or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or the Affiliate over the details and method of work as an employee of the Corporation or the Affiliate, but for whom income tax deductions are not made at source;

(l)	“Exchange” means the Toronto Stock Exchange;

(m)	“Exercise Period” means the period during which a particular Option may be exercised and, subject to the provisions of this Plan, is the period from and including the Award Date through to and including the Expiry Date;

(n)	“Exercise Price” means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(o)	“Expiry Date” means the last day of the term for an Option, as set by the Board at the time of grant in accordance with Section 5.2 and, if applicable, as amended from time to time;

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(p)	“Holding Entity” has the meaning set out in Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

(q)	“Insider” has the meaning given to it in the TSX Company Manual Part 1;

(r)	“Market Price” means the closing market price on the Exchange on the trading day immediately preceding the Award Date;

(s)	“Officer” means an executive officer of the Corporation or of an Affiliate;

(t)	“Option” means an option to purchase Common Shares granted pursuant to this Plan;

(u)	“Other Share Compensation Arrangement” means, other than this Plan and any Options, any stock option plan, stock options, stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares;

(v)	“Participant” means an Eligible Person who has been granted an Option;

(w)	“Permitted Assign” means, for an Employee, Officer or Director, as applicable, (i) a Holding Entity of such Employee, Officer or Director, or (ii) a RRSP, RRIF or TFSA of such Employee, Officer or Director;

(x)	“Plan” means this Amended and Restated Stock Option Plan, as it may be amended from time to time; and

(y)	“Service Provider”, as set out in Section 613 of the TSX Company Manual, means a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more.

1.2	Interpretation

(a)	References to the outstanding Common Shares at any point in time shall be computed on a non-diluted basis.

ARTICLE 2

ESTABLISHMENT OF PLAN

2.1	Purpose

The purpose of this Plan is to advance the interests of the Corporation through the grant of Options by:

(a)	providing an incentive mechanism to foster the interest of Eligible Persons in the success of the Corporation and its Affiliates;

(b)	encouraging Eligible Persons to remain with the Corporation or its Affiliates; and

(c)	attracting new Directors, Officers, Employees and Service Providers.

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2.2	Shares Reserved

(a)	The maximum aggregate number of Common Shares that may be reserved for issuance under this Plan at any time is 20% of the outstanding Common Shares at the time Common Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under Other Share Compensation Arrangements, unless this Plan is amended pursuant to the requirements of the Exchange. For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Common Shares reserved for issuance pursuant to such Option shall be returned to this Plan and available for new Options granted under this Plan.

(b)	Notwithstanding anything else provided herein, the number of Common Shares issuable to Insiders under this Plan and under Other Share Compensation Arrangements shall not exceed 10% of the Corporation’s outstanding Common Shares nor shall the number of Common Shares issued to Insiders under this Plan and under other any Other Share Compensation Arrangements during any one-year period exceed 10% of the Corporation’s outstanding Common Shares.

(c)	If there is (i) a change in the outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, stock dividend, arrangement, amalgamation, merger or combination, or any other change to or event affecting the Common Shares; or (ii) any exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:

(i)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(ii)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and/or

(iii)	the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable,

and if the Corporation undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Participants as it shall deem advisable.

(d)	No fractional Common Shares shall be reserved for issuance under this Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.

(e)	Notwithstanding any other provision of this Plan, if the Board at any time by resolution declares it advisable to do so in connection with any transaction constituting a Change of Control (a “Proposed Transaction”), the Corporation may give written notice to all Participants advising them that, within 30 days after the date of the notice and not thereafter, each Participant must advise the Board whether the Participant desires to exercise its Options prior to closing of the Proposed Transaction. If the Proposed Transaction is not completed within a 180-day period commencing on the date of the

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notice, no right under any Option will be exercised or affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of the 180-day period, or if earlier, the date the Proposed Transaction is terminated without completion. If a Participant gives notice that the Participant desires to exercise its Options prior to the closing of the Proposed Transaction, then all Options which the Participant elected by notice to exercise will be exercised immediately prior to the effective date of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.

(f)	If a Change of Control occurs, all Options will become vested, whereupon such Options may be exercised in whole or in part by the Participant.

2.3	Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting such other incentive or compensation arrangements as it shall deem advisable.

2.4	Effective Date

This Plan shall be subject to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

ARTICLE 3

ADMINISTRATION OF PLAN

3.1	Administration

(a)	The Board is responsible for the general administration of this Plan and the execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, but subject to the provisions of this Plan, the Board has the authority:

(i)	to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant;

(ii)	to interpret the terms of this Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of this Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan, as it shall from time to time deem advisable, including without limitation for the purpose of ensuring compliance with Section 3.3 hereof.

(b)	The Board’s interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon the Corporation and all Participants.

(c)	The Board shall have the power to delegate all or such portion of its powers and authority hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorized.

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3.2	Compliance with Legislation

The Corporation will not be required to issue any Common Shares under this Plan unless such issuance is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of any stock exchange upon which the Common Shares are listed. The Corporation will not in any event be obligated to take any action that would be in violation of any such laws, regulations, rules, orders or requirements.

3.3	Tax Withholding

The Corporation may withhold from any amount payable to an optionee, either under this Plan or otherwise, such amount as it reasonably believes is necessary to enable the Corporation to comply with applicable requirements of any federal, provincial, local, or foreign law, or any administrative policy of any applicable tax authority, relating to withholding of tax or any other required deductions, in each case, resulting from the receipt of an Option, Common Shares or other property or cash pursuant to this Plan (“Withholding Obligations”). The Corporation may also satisfy any liability for any such Withholding Obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) requiring an optionee, as a condition to the exercise of any Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such Withholding Obligations including, without limitation, requiring the optionee to remit to the Corporation in advance, or reimburse the Corporation for, any such Withholding Obligations or (b) selling on the optionee’s behalf, or requiring the optionee to sell, any Common Shares acquired by the optionee under this Plan, or retaining any amount which would otherwise be payable to the optionee in connection with any such sale. Each Participant agrees to indemnify and save the Corporation harmless from any and all amounts payable or incurred by the Corporation or any Affiliate of the Corporation if it is subsequently determined that any greater amount should have been withheld in respect of taxes or other statutory withholding.

ARTICLE 4

OPTION GRANTS

4.1	Eligibility and Multiple Grants

Options may be granted hereunder to Eligible Persons from time to time by the Board. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

4.2	Option Agreement

Every Option shall be evidenced by an option agreement executed by the Corporation and the Participant setting forth the number of Options granted, the term of the Option, any vesting terms and the Exercise Price. In the event of any discrepancy between this Plan and an option agreement, the provisions of this Plan shall govern.

ARTICLE 5

OPTION TERMS

5.1	Exercise Price

The Exercise Price of an Option will be determined by the Board in its discretion, but will not be less than the Market Price.

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5.2	Expiry Date

The term of an Option will be determined by the Board in its discretion, but will not exceed 10 years after the Award Date.

5.3	Extension of Option Terms Expiring During Blackout Period

Should the Expiry Date for an Option fall within a Blackout Period, or within nine business days following the expiration of a Blackout Period, such Expiry Date shall automatically be adjusted without any further act or formality to that day which is the tenth business day after the end of the Blackout Period, such tenth business day to be considered the Expiry Date for such Option for all purposes under this Plan.

5.4	Vesting

The Board shall determine the manner in which an Option shall vest and become exercisable.

5.5	Non-Assignability

(a)	Subject to Section 5.5(b), Options shall be non-assignable and non-transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Participant during the lifetime of the Participant and only by the Participant’s legal representative after death of the Participant.

(b)	Notwithstanding Section 5.5(a), Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign.

5.6	Ceasing to be an Eligible Person

(a)	If a Participant who is a Director, Officer, Employee or Service Provider is terminated for cause, which in respect of a Director shall be deemed to include:

(i)	ceasing to meet the qualifications for a director prescribed by applicable corporate legislation, other than as a result of bankruptcy or mental incompetency, and the Participant does not otherwise continue to qualify as an Eligible Person in a different capacity with the Corporation;

(ii)	the delivery to that Director of a formal request for resignation signed by a majority of the Board following a material breach of fiduciary duty by that Director and the Participant does not otherwise continue to qualify as an Eligible Person in a different capacity with the Corporation:

(iii)	ceasing to be a director by reason of a resolution to that effect passed by the shareholders of the Corporation pursuant to applicable corporate legislation, and the Participant does not otherwise continue to qualify as an Eligible Person in a different capacity with the Corporation, then each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is 30 days after such termination for cause.

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(b)	If a Participant is prevented, by order or similar decision of the British Columbia Securities Commission or other regulatory authority having jurisdiction over the Corporation or its affairs, from holding an Option, then each Option held by such Participant shall terminate and shall therefore cease to be exercisable upon the making of such order or similar decision.

(c)	If a Participant dies prior to otherwise ceasing to be an Eligible Person, each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is twelve months after the date of the Participant’s death. For greater certainty, if a Participant dies, each Option held by such Participant shall be exercisable by the legal representative of such Participant until such Option terminates and therefore ceases to be exercisable pursuant to the terms of this Section.

(d)	If a Participant ceases to be an Eligible Person other than in the circumstances set out in subsection (a), (b) or (c) herein, each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is 90 days after such terminating event, always provided that the Board may allow for each Option held by such Participant to terminate and cease to be exercisable on such later date following the Participant ceasing to be an Eligible Person as the Board in its discretion may determine is reasonable.

(e)	If any portion of an Option is not vested at the time a Participant ceases, for any reason whatsoever, to be an Eligible Person, such unvested portion of the Option may not be thereafter exercised by the Participant or its legal representative, as the case may be, always provided that the Board may, in its discretion, thereafter permit the Participant or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the Option. For greater certainty, and without limitation, this provision will apply regardless of whether the Participant ceased to be an Eligible Person voluntarily or involuntarily, was dismissed with or without cause, and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a notice of termination for a period which would otherwise have permitted a greater portion of an Option to vest.

ARTICLE 6

EXERCISE PROCEDURE

6.1	Exercise Procedure

An Option may be exercised in whole or in part at any time or from time to time during the Exercise Period, and shall be deemed to be validly exercised by the Participant only upon the Participant’s delivery to the Corporation of:

(a)	a written notice of exercise addressed to the Corporate Secretary of the Corporation, specifying the number of Common Shares with respect to which the Option is being exercised;

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(b)	a certified cheque or bank draft made payable to the Corporation for the aggregate Exercise Price for the number of Common Shares with respect to which the Option is being exercised, together with the amount necessary to satisfy any applicable tax withholding or remittance obligations under applicable laws; and

(c)	documents containing such representations, warranties, agreements and undertakings, including such as to the Participant’s future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of the laws of any jurisdiction.

The Corporation shall, within three business days of receipt of the notice of exercise and certified cheque or bank draft, direct its transfer agent to issue the appropriate number of Common Shares to the Participant.

6.2	Cashless Exercise

Notwithstanding Section 6.1, with the approval of the Board (which may be withheld entirely in the sole and unfettered discretion of the Board), a Participant may elect to exercise an Option, in whole or in part, without payment of the aggregate Exercise Price due on such exercise (any such exercise, a “Cashless Exercise”) by providing written notice of such election to the Corporation (a “Cashless Exercise Notice”). Upon actual receipt by the Corporation of a Cashless Exercise Notice from a Participant, the Corporation shall calculate and issue to such Participant that number of Common Shares as is determined by application of the following formula, after deduction of any Witholding Obligations:

X = [Y(A-B)]/A

Where:

X = the number of Common Shares to be issued to the Participant upon such Cashless Exercise

Y = the number of Common Shares underlying the Option being exercised

A = the Market Price as of the date of receipt by the Corporation of such Cashless Exercise Notice, if greater than the Exercise Price

B = the Exercise Price of the Option being exercised

Upon a Cashless Exercise by a Participant pursuant to this Section 6.2, the number of Common Shares underlying the Option being exercised shall be deemed to have been issued and counted against the maximum number of authorized but unissued Common Shares available for issue under this Plan.

ARTICLE 7

AMENDMENT AND TERMINATION

7.1	Amendment, Modification and Termination

The Board reserves the right to amend, modify or terminate this Plan or any Option , at any time and from time to time, if and when it is considered advisable in the discretion of the Board. No such amendment, modification or termination shall in any manner adversely affect any Option previously granted to any Participant without the consent of such Participant.

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7.2	Amendments by Board

Subject to Section 7.3, the Board may, at any time and from time to time, make the following amendments to this Plan or any Option, without seeking shareholder approval:

(a)	amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;

(b)	amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules of the Exchange or any other applicable stock exchange);

(c)	amendments respecting the administration of this Plan;

(d)	amendments to the vesting provisions of this Plan or any Option;

(e)	amendments to the early termination provisions of this Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original Expiry Date;

(f)	the addition of any form of financial assistance by the Corporation for the acquisition of Common Shares under this Plan, and the subsequent amendment of any such provisions;

(g)	amendments to the cashless exercise feature in Section 6.2; and

(h)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable laws (including, without limitation, the rules of the Exchange or any other applicable stock exchange).

7.3	Amendments Requiring Shareholder Approval

The Board may not make the following amendments to this Plan or any Option, without seeking shareholder approval:

(a)	increase the maximum number of Common Shares issuable under this Plan, either as a fixed number or a fixed percentage;

(b)	reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option at a reduced Exercise Price);

(c)	extend the term of any Option beyond the Expiry Date or allow for the Expiry Date to be greater than 10 years, except as currently permitted in connection with a Blackout Period;

(d)	permit assignments or exercises of Options other than by the applicable Participant beyond what is permitted in Section 5.5(b);

(e)	expand the definition of Eligible Person or otherwise alter the conditions of eligibility for participation in this Plan;

(f)	amend the insider participation limit set forth in Section 2.2(b) of this Plan; or

(g)	amend this Section 7.3.

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7.4	Amendments Subject to Approval

If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Option may be exercised unless and until such approvals are obtained.

ARTICLE 8

MISCELLANEOUS

8.1	No Rights as Shareholder

Nothing in this Plan or any Option shall confer upon a Participant any rights as a shareholder of the Corporation with respect to any of the Common Shares underlying an Option unless and until such Participant shall have become the holder of such Common Shares upon exercise of such Option in accordance with the terms of this Plan.

8.2	No Right to Employment

Nothing in this Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate the Participant’s employment, with or without cause, at any time.

8.3	Governing Law

This Plan, all option agreements, the grant and exercise of Options hereunder, and the sale, issue and delivery of Common Shares hereunder upon exercise of Options shall be, as applicable, governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. The Courts of the Province of British Columbia shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising herefrom.

8.4	Amendment and Restatement and Effective Date of Plan

This Plan will be effective on the date the Common Shares are listed on the Exchange and as of such date will amend, restate, and replace the existing incentive stock option plan of the Corporation dated May 21, 2015 (the “Existing Plan”). Upon this Plan becoming effective, all options outstanding under the Existing Plan shall continue as options under this Plan.

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SCHEDULE C

CHARTER OF THE BOARD OF DIRECTORS

(Approved May 2013)

PURPOSE

The Board of Directors (the “Board”) has the responsibility for the stewardship of the Company and to oversee the conduct of the business of the Company. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Company. In overseeing the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), shall set the standards of conduct for the enterprise.

COMPOSITION, PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the full Board and determining Director compensation. Subject to the Company’s constating documents and the Business Corporations Act (British Columbia), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

The Board shall consist of such number of directors required to effectively manage the Company’s affairs, provided that the number of directors shall not be less than three. The directors are elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate and securities laws, rules and regulations, including those of applicable stock exchanges on which the Company’s shares are listed (“Applicable Securities Laws”).

The majority of the directors and the Chair shall be independent as determined by Applicable Securities Laws. If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include such number of directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder as considered necessary and desirable by the Board.

The Board shall meet at least 4 times per year and may also hold additional meetings as considered necessary. The independent directors shall meet, without members of management, at each regularly scheduled meeting.

DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities are set out below.

1.	Legal Requirements

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained. The Board also has the statutory responsibility to:

(a)	supervise the management of the business and affairs of the Company;

(b)	act honestly and in good faith with a view to the best interests of the Company;

(c)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(d)	act in accordance with its obligations contained in the Business Corporations Act (British Columbia) and the regulations thereto, the Company’s constating documents, the Applicable Securities Laws, and other relevant and applicable legislation and regulations.

2.	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.

3.	Strategy Determination

The Board has the responsibility to:

(a)	at least annually, participate with management, in the development of, and ultimately approve, the Company’s strategic plan, taking into account, among other things, the opportunities and risks of the Company’s business;

(b)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(c)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(d)	approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

(e)	approve material divestitures and acquisitions;

(f)	monitor the Company’s progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the regulatory, cultural or governmental constraints on the business; and

(h)	review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.

4.	Financial and Corporate Issues

The Board has the responsibility:

(a)	to take reasonable steps to ensure the integrity and effectiveness of the Company’s internal control and management information systems, including the evaluation and assessment of information provided by management and others (e.g., external auditors) about the integrity and effectiveness of the Company’s internal control and management information systems;

(b)	to review operating and financial performance relative to budgets and objectives;

(c)	to approve the annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations contained in the annual report, the annual information form (if applicable) and the management information circular;

(d)	upon recommendation by the Audit Committee and subject to confirmation by the shareholders of the Company at each annual meeting, to appoint the external auditors for the Company and upon recommendation by the Audit Committee, to approve the auditor’s fees for audit services; and

(e)	to approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company.

5.	Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

6.	Compensation and Human Resources

The Board has the responsibility:

(a)	to appoint the CEO, to monitor and assess CEO performance against corporate goals and objectives, to determine CEO compensation, considering the recommendations of the Compensation and Governance Committee, and to provide advice and counsel in the execution of the CEO’s duties;

(b)	to the extent possible, to satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company;

(c)	to approve certain decisions relating to senior management, including the:

(i)	appointment and discharge of senior officers;

(ii)	compensation and benefits for senior officers;

(iii)	acceptance by the CEO of any outside directorships on public companies or any significant public service commitments; and

(iv)	employment, consulting, retirement and severance agreements, and other special arrangements proposed for senior officers; and

(d)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers.

7.	Environment, Health and Safety

The Board has the responsibility:

(a)	to review and monitor the policies and activities of the Company relating to environment, health and safety matters to ensure compliance with applicable laws, legislation and policies;

(b)	to review environmental, health and safety compliance issues incidents to determine that the Company is taking all necessary action in respect of those matters and that the Company has been duly diligent in carrying out its responsibilities and activities in that regard; and

(c)	to review and consider potential liabilities and obligations in respect of environmental, health and safety matters and their potential financial impact on the Company.

8.	Policies, Procedures and Compliance

The Board has the responsibility:

(a)	to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated;

(c)	to ensure the Company sets high environmental standards in its operations and is in compliance with environmental laws and legislation;

(d)	to ensure the Company has in place appropriate programs and policies for the health and safety of its employees in the workplace; and

(e)	to review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

9.	Governance

The Board has the responsibility:

(a)	to appoint Board committees, including an Audit Committee, and delegate to those committees any powers of the Board permitted to be delegated pursuant to the Business Corporations Act (British Columbia) and the Company’s constating documents;

(b)	to review the size and composition required of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making;

(c)	to develop the Company’s approach to corporate governance; and

(d)	to review annually its charter and its performance and the performance of the Board committees, the Chair of the Board, the Chair of the committees and individual directors to ensure that the Board and the committees are operating effectively.

10.	Reporting and Communication

The Board has the responsibility:

(a)	to adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes with shareholders and other stakeholders (including measures to enable stakeholders to communicate with the independent directors of the Board) and with financial, regulatory and other institutions and agencies;

(b)	to ensure that the financial performance of the Company is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with all Applicable Securities Laws;

(c)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and all Applicable Securities Laws;

(d)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;

(e)	to approve the content of the Company’s major communications to shareholders and the investing public, including the interim and annual reports (including the financial statements and management’s discussion and analysis), the management information circular (including the compensation, discussion and analysis and disclosure of corporate governance practices), the annual information form (if applicable), any prospectuses that may be issued, and any significant information respecting the Company contained in any documents incorporated by reference in any such prospectuses; and

(f)	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

11.	Outside Consultants or Advisors

At the Company’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant’s or advisor’s fees and other retention terms.

DUTIES OF THE CHAIR OF THE BOARD OF DIRECTORS

The Chair is accountable to the Board and shall have the duties of a member of the Board as set out in applicable corporate law and in the Company’s constating documents and as otherwise determined by the Board. The Chair is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in the Board Charter.

1. Appointment: The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of Chair as shall be determined necessary and desirable by the Board.

2. Qualifications of the Board Chair: The Chair shall be a duly elected member of the Board and shall be independent as defined under applicable securities laws, rules and regulations and the requirements of any applicable stock exchange.

3. Vacancy: Where a vacancy occurs at any time in the position of Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.

4. Outside Consultants or Advisors: The Chair, when he or she considers it necessary or desirable, may retain, at the Company’s expense, outside consultants or advisors to advise the Chair or the Board independently on any matter. The Chair shall have the authority to retain and terminate any such consultants or advisors, including authority to review the fees and other retention terms of such persons.

5. Duties: The Chair is responsible to:

(a)	organize the Board to function independently of management;

(b)	promote ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance;

(c)	ensure that the Board works as a cohesive team and provide the leadership essential for this purpose;

(d)	ensure that the responsibilities of the Board are well understood by both the Board and management, and that the boundaries between Board and management responsibilities are clearly understood and respected;

(e)	manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities;

(f)	act as a liaison between the Board and senior management to ensure that relationships between the Board and senior management are conducted in a professional and constructive manner;

(g)	provide advice, counsel and mentorship to other members of the Board, the Chief Executive Officer and other senior members of management;

(h)	lead the Board in establishing, reviewing and monitoring the strategy, goals, objectives and policies of the Company;

(i)	communicate all major developments and issues to the Board in a timely manner, initiate opportune discussion of such matters and ensure provision to the Board of sufficient information to permit the Board to fulfill its oversight responsibilities;

(j)	communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board and its committees;

(k)	adopt procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

(l)	ensure that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;

(m)	as necessary and in consultation with the Chief Executive Officer, ensure the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholders, other stakeholders, financial analysts, media and the investment community;

(n)	determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;

(o)	co-ordinate with management and the Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

(p)	ensure the Board has the opportunity to meet without members of management present on a regular basis;

(q)	assist in the preparation of the agenda of the Board meetings;

(r)	preside as chair of each meeting of the Board and as chair of each meeting of the shareholders of the Company; and

(s)	carry out other duties as requested by the Board as a whole, depending on need and circumstance.

DUTIES OF INDIVIDUAL DIRECTORS

Each Director (i) shall act honestly and in good faith in the best interests of the Company and its shareholders and (ii) must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise incomparable circumstances. In addition, each Director shall have the following responsibilities:

1.	Responsibilities of Corporate Stewardship

Each Director has the responsibility to:

(a)	represent the best interests of the Company and its shareholders, assist in the maximization of shareholder value and work towards the long-term success of the Company;

(b)	advance the interests of the Company and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Company;

(c)	provide constructive counsel to and oversight of management;

(d)	respect the confidentiality of information and matters pertaining to the Company;

(e)	maintain his or her independence, generally and as defined under applicable securities laws, and objectivity;

(f)	be available as a resource to the Board; and

(g)	fulfill the legal requirements and obligations of a director and shall develop a comprehensive understanding of the statutory and fiduciary roles of a director.

2.	Responsibilities of Integrity and Loyalty

Each Director has the responsibility to:

(a)	comply with the Company’s Code of Business Ethics;

(b)	disclose to the Secretary, prior to the beginning of his or her service on the Board, and thereafter as they arise, all actual and potential conflicts of interest; and

(c)	disclose to the Chair of the Board, in advance of any Board vote or discussion, if the Board or a committee of the Board is deliberating on a matter that may affect the Director’s interests or relationships outside the Company and abstain from discussion and/or voting on such matter as determined to be appropriate.

3.	Responsibilities of Diligence

Each Director has the responsibility to:

(a)	prepare for each Board and committee meeting by reading the reports, minutes and background materials provided for the meeting;

(b)	attend in person the annual meeting of the shareholders of the Company and attend all meetings of the Board and all meetings of committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other; and

(c)	as necessary and appropriate, communicate with the Chair and with the Chief Executive Officer between meetings, including to provide advance notice of the Director’s intention to introduce significant and previously unknown information at a Board meeting.

4.	Responsibilities of Effective Communication

Each Director has the responsibility to:

(a)	participate fully and frankly in the deliberations and discussions of the Board;

(b)	encourage free and open discussion of the Company’s affairs by the Board;

(c)	establish an effective, independent and respected presence and a collegial relationship with other Directors;

(d)	focus inquiries on issues related to strategy, policy, and results;

(e)	respect the Chief Executive Officer’s role as the chief spokesperson for the Company and participate in external communications only at the request of, with the approval of, and in coordination with, the Chair and the Chief Executive Officer;

(f)	communicate with the Chair and other Directors between meetings when appropriate;

(g)	maintain an inquisitive attitude and strive to raise questions in an appropriate manner and at proper times; and

(h)	think, speak and act in a reasoned, independent manner.

5.	Responsibilities of Committee Work

Each Director has the responsibility to:

(a)	participate on committees and become knowledgeable about the purpose and goals of each committee; and

(b)	understand the process of committee work and the role of management and staff supporting the committee.

6.	Responsibilities of Knowledge Acquisition

Each Director has the responsibility to:

(a)	become generally knowledgeable about the Company’s business and its industry;

(b)	participate in Director orientation and education programs developed by the Company from time to time;

(c)	maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates;

(d)	become acquainted with the senior officers and key management personnel; and

(e)	gain and update his or her knowledge about the Company’s facilities and visit these facilities when appropriate.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

North America Toll Free

1-877-452-7184

Collect Calls Outside North America

416-304-0211

Email: assistance@laurelhill.com